OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

May 29, 2009

Via Electronic Transmission

Valerie J. Lithotomos, Esq.
Kevin C. Rupert
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:     Registration Statement on Form N-14 for Oppenheimer International Growth Fund, including Proxy Materials for Oppenheimer Baring Japan Fund – Registration No. 333-158628

Dear Ms. Lithotomos and Mr. Rupert:

     We have reviewed the comments that were provided during a phone call with Kevin Rupert on May 18, 2009 concerning the Registration Statement on Form N-14 for Oppenheimer International Growth Fund ("Registrant" or "International Growth Fund"), filed with the Commission on April 17, 2009, as amended by delaying amendment filed May 5, 2009 (the "Registration Statement"). We address those comments below.

In separate correspondence included in this filing, International Growth Fund and OppenheimerFunds Distributor Inc., the distributor of International Growth Fund's shares, are requesting that effectiveness of the Registration Statement be accelerated to May 29, 2009.

General Comments

1. Comment. Make sure that share class identifier information is properly reflected in the EDGAR submission header for both the merging and surviving funds.

Response. Share class identifier information for both the merging and surviving fund has been properly included in the submission header of the related pre-effective amendment filed to address the comments herein.

2. Comment. Is there disclosure stating that there will be no realignment of the funds in connection with the merger, outside of the Funds' ordinary course of business?

Response. Yes. Disclosure regarding realignment of the funds in connection with the merger is provided in the sections titled "What are the general tax consequences of the Reorganization?" and "How will the Reorganization be carried out?"

3. Comment. Do the valuation policies of each fund line up?

Response. Yes. Disclosure stating that both funds have the same valuation policies is provided under the section "How will the Reorganization be carried out?"

4.Comment: Update the information in the share capitalization tables to be as of a date within 30 days of the filing date.

Response: The share capitalization tables have been updated to provide information as of May 15, 2009.

5. Comment. Confirm that the N-14 discloses that each Fund's Board has made a determination that the proposed reorganization is in the best interests of shareholders.

Response. The subsection titled "Board Considerations" under the section titled "REASONS FOR THE REORGANIZATION" discusses the factors that the Boards considered when reviewing the merger transaction, and discloses that each board made a determination that the proposed reorganization is in the best interests of shareholders.

Comments on Part A

6. Comment. What is the basis for the increase in the 12b-1 fee for Baring Japan Fund from 0.04% to 0.25%?

Response: The Funds do not incur service fees on Class A shares in accounts for which the Distributor has been listed as the broker-dealer of record. In this case, the difference in the 12b-1 service fees in the fee table (0.04% for Baring Japan Fund and 0.25% for International Growth Fund) is a reflection of Baring Japan Fund having a significantly larger relative base of shareholders for which the Distributor is listed as the broker-dealer of record. Therefore the percentage of assets for which the 12b-1 service fee is charged is less for Baring Japan than it is for International Growth Fund. After the merger, the effect of these accounts in the surviving International Growth Fund does not reduce the effective service rate fee.

Comments on Part C, Exhibits and the Signature Pages

7. Comment. Please file updated auditor consents.

Response: Updated auditor consents have been included in the filing.

8. Comment: Confirm that the legal opinion of outside counsel will be filed as part of a pre-effective amendment.

Response: The legal opinion of outside counsel opining on the validity of the issuance of the shares has been filed as an exhibit.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have to Taylor Edwards at 212-323-0310 or Amee Kantesaria at 212-323-5217.

Sincerely,

/s/ Amee Kantesaria

Amee Kantesaria

Vice President and Assistant Counsel

Tel.: 212.323.5217

Fax: 212.323.4070

akantesaria@oppenheimerfunds.com

cc:          Ronald M. Feiman, Esq.
              Taylor Edwards, Esq.